Pax World Funds Trust II
Pax MSCI EAFE ESG Index ETF

Item 77M: Mergers

On March 17, 2014, a Special Meeting of Shareholders was held to consider and vote upon the Agreement and Plan of Reorganization (the Agreement) by and among Pax World Funds Series Trust I, on behalf of its Pax World International Fund series (the Target Fund), pursuant to which substantially all net assets of the Target Fund attributable to each class of its shares (in aggregate, all of its assets) would be combined with those of the Pax MSCI EAFE ESG Index
ETF (the Predecessor Fund), a series of Pax World Funds Trust II, and shareholders of the Target Fund and Predecessor Fund would become shareholders of the new Pax MSCI International ESG Index
Fund (the Acquiring Fund), a new series of Pax World Fund Series
Trust I, receiving shares of the Acquiring Fund with a value equal to their investment(s) in the Target Fund and/or Predecessor Fund. On
March 17, 2014, the Agreement was approved by the shareholders of the Target Fund.

On March 31, 2014, the Reorganizations were completed according to the terms set forth above and in the Agreement.

Information for the semi-annual period ended June 30, 2014 for the Predecessor Fund is included in the N-SAR filing of the Acquiring
Fund (filed under Pax World Funds Series Trust I - CIK 0000076721).